PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washingto
Stop 3-9


03024537

Budapest, July 2nd, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

dlw 7/16

Extraordinary announcement

On the announcement of Britton CC Ltd and Pevdi Ltd

Pannonplast Plc. informs its shareholders that Britton CC Ltd and Pevdi Ltd on June 30, and July 1 advised the Board of Directors as follows:

"According to the June 25, 2003 resolution of the Hungarian Financial Supervisory Authority (HFSA) No. III.86.192-2.2003, Pevdi Ltd (2700 Cegléd, Déli u. 23-27., hereinafter referred to as Pevdi Ltd), Britton Capital Consulting Ltd (1137 Budapest, Újpesti rkp. 1., hereinafter referred to as Britton Ltd.) and Kartonpack Dobozipari Plc. (4030 Debrecen, Galamb u. 11., hereinafter referred to as Kartonpack Plc.) published that their ownership ratio in Pannonplast Plc. (1225 Budapest, Nagytétényi út 216-218., hereinafter referred to as Pannonplast Plc.) is the following:

Pevdi Ltd.: 11,16%
Britton Ltd.: 12,12%
Kartonpack Plc.: 0%

According to HFSA's resolution the above companies have a 23,28% stake altogether – in the framework of an aligned investment activity – in Pannonplast Plc."

Budapest, July 2, 2003

Dr. Erzsébet Fehér
Chairperson of BOD